Filed by Hewitt Associates, Inc.
pursuant to Rule 425 under the
Securities Act of 1933, as amended and
deemed filed under Rule 14a-12 of the
Securities Exchange Act of 1934, as amended

Subject Company: Exult, Inc.
Commission File No. 0-30035

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Exult and Hewitt A Winning Combination

Leading Global Provider of HR Outsourcing & Consulting Services

Regulation MA Disclosure

This investor presentation material and the related press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the expected results of operations and benefits of the merger between Hewitt and Exult, including future financial and operating results, Hewitt’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Hewitt’s and Exult’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Hewitt and Exult stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause Hewitt’s and Exult’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K of Hewitt and the Form S-3 of Exult filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s internet site (http://www.sec.gov).

Hewitt intends to file a registration statement containing a joint proxy statement/prospectus and other relevant documents concerning the proposed merger with the Securities and Exchange Commission (the “SEC”).  WE URGE INVESTORS IN HEWITT AND EXULT TO CAREFULLY READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HEWITT, EXULT AND THE PROPOSED TRANSACTION.  You will be able to obtain documents file d with the SEC by Hewitt and Exult free of charge at the SEC’s website, www.sec.gov.  You may obtain documents filed with the SEC by Hewitt free of charge if you request them in writing from Investor Relations, Hewitt Associates, Inc. 100 Half Day Rd., Lincolnshire, IL 60069, or by telephone at (847) 295-5000.  You may also obtain documents filed with the SEC by Exult free of charge if you request them in writing from Exult Investor Relations, 121 Innovation Drive, Irvine, CA 92612 or by telephone at (949) 856-8841.

This communication is not a solicitation of a proxy from any security holder of Hewitt or Exult.  Hewitt and Exult, and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from Hewitt and Exult security holders in favor of the proposed transaction.  Information regarding the security ownership and other interests of Hewitt’s and Exult’s executive officers and directors will be included in the joint proxy statement/prospectus.

Merger Summary

Exchange Ratio:	0.20 Class A Hewitt shares for each Exult share

Deal Value:	Equity value of approx. $690 million (excluding option payout)

Board:	10 Hewitt/2 Exult

Timing:	Expected closing around September 30, 2004

Approval:	Stockholder and Regulatory

Organization:	Exult operations merged into Hewitt’s existing HR outsourcing business

Other:	Key Exult management to continue with Hewitt

Exult and Hewitt
A Powerful and Logical Combination

•                                          Leadership in HR BPO

•                                          Unmatched execution, excellence and experience

•                                          Complementary and comprehensive services

•                                          Scale and financial leverage

•                                          Strong, compatible cultures

•                                          Focus on human resources

Our Combined Solution — The Leading HR Services Provider

Results, Services, Execution and Scale

Leadership Position in Key Growth Area

•    Leading provider of integrated HR BPO services (benefits, payroll, HRIS, recruiting, learning and other HR services)

•    Established leader in rapidly growing HR BPO segment with 21 broad HR outsourcing clients covering more than 600,000 employees

•    Serve more than 18 million lives with benefits outsourcing for more than 300 benefits outsourcing clients; serve more than 2,300 HR consulting clients

Comprehensive and Flexible Solution

•    Richest and most comprehensive functional solution with unmatched flexibility to craft a tailored client solution

•    Process rationalization, scoping expertise and vendor management capabilities

•    Global delivery and sourcing footprint

Execution Excellence and Experience

•    Hundreds of implementations for large, complex companies

•    Increased operational functionality and efficiency

•    Greatest number of clients and employees supported

•    Deepest level of HR content and process knowledge

•    Furthest progress on Six Sigma in the industry

Scale & Financial Leverage

•    Unmatched scale in HR BPO

•    Hewitt infrastructure supports Exult clients and future growth with minimal additional investments

•    Combining solutions accelerates build out of total HR outsourcing solution

Combined Solution Leapfrogs Competition

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Source: © 2004 Everest Partners, L.P.

Complementary and Comprehensive Solution Set

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Combined Significant Global Presence

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Plus more than 50 recruiting and 20 consulting locations

New Financial Expectations

	Revenue Growth	Core EPS(a)	FCF(b)

Hewitt Standalone	+10%-11%	Low $1.30s	$160-$175MM
Fiscal 2004
Outsourcing	+10%-12%
Consulting	+4%-8%

Hewitt Standalone	+6%-9%	+15%	$175-$190MM
Fiscal 2005
Outsourcing	+7%-10%
Consulting	+4%-8%

Combined Hewitt/Exult	approx +35%	Slightly	$175-$190MM
Fiscal 2005		Dilutive(c)
Outsourcing	+>50%
Consulting	+4%-8%

(a)  Core earnings is a non-GAAP financial measure; refer to related press release for reconciliation.

(b)  Cash flow from operations after capital expenditures but before acquisitions.

(c)   Including operating cost synergies of approx. $25 million, excluding amortization of intangible assets (approx. $20MM) and integration and retention costs (approx. $20MM).

Fiscal 2005 Combined Assumptions

•              Hewitt accounting method and fiscal year applied

•              Assumes transaction closes around Sept. 30, 2004

•              Operating cost synergies of approximately $25 million

•              Amortization of intangible assets of approximately $20 million

•              Integration and retention costs of approximately $20 million

•              Effective tax rate of 41%

•              Diluted share count of approximately 122 million

•              Cash flow from operations after capital expenditures but before acquisitions of $175-$190 million

Exult and Hewitt

A Powerful and Logical Combination

•              Leadership in HR BPO

•              Unmatched execution, excellence and experience

•              Complementary and comprehensive services

•              Scale and financial leverage

•              Strong, compatible cultures

•              Focus on human resources